UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 November 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Q3 Earnings Update

Earnings Update

Nine months ended 30 September 2023

Key Highlights

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Strong performance; further growth in sales, EBITDA & margin
●
Positive underlying demand across key end-use markets & further commercial progress
Nine months ended 30 September   2023 Change1
Sales    $26.3bn  +8%
EBITDA   $4.8bn   +14%
EBITDA Margin    18.1%    +100bps

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$2.1bn acquisition of materials assets in high-growth Texas market
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$0.7bn on 16 bolt-on acquisitions year-to-date; robust pipeline of opportunities
●
Ongoing share buyback program to return ~$3bn to shareholders in 2023
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Increasing DPS to $1.33 (+5%) for FY23; transitioning to quarterly dividends in 2024
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Strong & flexible balance sheet; net debt/EBITDA expected to be ~1.1x at year-end
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Raising guidance; expect full-year EBITDA to be c.$6.3bn (2022: $5.6bn)
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Differentiated strategy delivering 10th consecutive year of margin expansion

Albert Manifold, Chief Executive, said today:

"I am pleased to report another strong performance for our business. Our integrated solutions strategy continues to deliver superior growth, while our strong cash generation and disciplined approach to capital allocation enables us to create additional value for our shareholders. Looking ahead to the remainder of the year, we are raising our guidance and expect to deliver full-year EBITDA of approximately $6.3 billion, representing another record year for CRH."

Announced Tuesday, 21 November 2023

1 Prior year income statement information is presented on a continuing operations basis, excluding the results of the Building Envelope business which was divested in April 2022 and has been classified within discontinued operations.

Trading Overview
Group sales for the nine months ended 30 September 2023 amounted to $26.3 billion, an increase of 8% compared with the corresponding period in 2022, or 3% ahead on a like-for-like2 basis. The positive momentum experienced in the first half of the year continued into the third quarter, underpinned by strong commercial progress and positive underlying demand across key end-use markets.

Third quarter sales in Americas Materials Solutions were ahead of prior year, driven by strong pricing progress across all lines of business, which offset lower activity levels resulting from unfavourable weather in certain regions. Q3 sales in Americas Building Solutions were ahead of prior year, driven by increased pricing and contribution from acquisitions while like-for-like sales were in line with the prior year. Europe Materials Solutions delivered positive sales growth in Q3 driven by good commercial management and a currency tailwind which more than offset the impact of lower activity levels. Third quarter sales in Europe Building Solutions continued to be impacted by subdued new-build residential activity and like-for-like sales were behind prior year.

Sales change versus 2022	Americas Materials Solutions	Americas Building Solutions	Europe Materials Solutions	Europe Building Solutions	Group
First half (H1)	+9%	+21%	-	-4%	+8%
Quarter 3 (Q3)	+5%	+4%	+17%	+10%	+8%
Nine months to September (9M)	+7%	+15%	+6%	+1%	+8%

EBITDA for the cumulative nine-month period was $4.8 billion, 14% ahead of prior year, or 9% ahead on a like-for-like basis, reflecting continued delivery of our integrated solutions strategy, strong commercial management and operational efficiencies, driving further margin expansion.

EBITDA change versus 2022	Americas Materials Solutions	Americas Building Solutions	Europe Materials Solutions	Europe Building Solutions	Group
First half (H1)	+13%	+25%	+13%	-15%	+14%
Quarter 3 (Q3)	+10%	+19%	+33%	-16%	+14%
Nine months to September (9M)	+11%	+23%	+20%	-16%	+14%

Sustainability
Sustainability is deeply embedded in all aspects of our business. We continue to uniquely integrate our materials, products and services to offer more sustainable solutions for our customers and advance our progress in circularity. Dedicated teams across our business continue to make progress on our industry-leading target to deliver a 30% reduction in group-wide absolute carbon emissions by 2030. The Science Based Targets initiative (SBTi) has validated our 2030 decarbonization targets in line with a 1.5°C pathway, keeping us on the path to achieving our overall ambition of becoming a net-zero business by 2050.

Trading Outlook
Based on current trading conditions and the momentum that we see across our businesses, we are raising our guidance and expect to deliver full-year EBITDA of c.$6.3 billion (2022: $5.6 billion), full-year net cash inflow from operating activities of c.$5 billion (2022: $4.0 billion) and a year-end net debt to EBITDA ratio of c.1.1x (2022: 0.9x). Looking ahead to 2024 and notwithstanding some macroeconomic uncertainties, we expect resilient underlying demand across our key end-use markets in North America and Europe, underpinned by significant public investment in infrastructure and increased re-industrialization activity in key non-residential segments. While new-build residential construction is expected to remain subdued, we expect positive pricing momentum to continue, supported by good commercial management and the benefits of our integrated and value-based solutions strategy.

2 Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments.

Americas Materials Solutions

Americas Materials Solutions sales for the first nine months of the year were 7% ahead of 2022, or 6% ahead on a like-for-like basis, with strong commercial progress across all lines of business and robust construction sales partly offset by lower activity in certain regions impacted by unfavourable weather. Nine-month EBITDA was 11% ahead of prior year, or 10% ahead on a like-for-like basis, supported by good pricing across all markets and strong operational efficiencies offsetting continued cost pressures.

Essential Materials
Aggregates volumes for the nine months were 2% behind 2022, impacted by unfavourable weather conditions in the West region. Demand in the Great Lakes and Northeast regions remained strong, benefiting from higher levels of infrastructure funding. Good commercial management led to a 14% increase in average prices, with increases in all regions. Strong price progression of 16% in our cement business delivered sales growth offsetting lower demand with volumes 5% behind prior year mainly due to adverse weather in the North Texas and West Inland regions. Overall Essential Materials sales for the nine months were 10% ahead of 2022.

Road Solutions
Nine-month sales in our paving and construction services business were 5% ahead of 2022 with growth in most regions driven by improved pricing and good backlog execution. Asphalt volumes were broadly in line with prior year while average prices increased by 8%. Readymixed concrete volumes were 4% behind 2022, despite a strong performance in Great Lakes supported by improved demand. Volumes were impacted by unfavourable weather in the West and softer new-build residential demand in the South. Readymixed concrete prices increased by 13%. Overall Road Solutions sales were 6% ahead of prior year.

Americas Building Solutions

Nine-month sales in Americas Building Solutions were 15% ahead of 2022, or 1% ahead on a like-for-like basis, reflecting contributions from prior year acquisitions and good commercial progress. The positive momentum experienced in the first half of the year continued into Q3, with sales growth, production efficiencies and a continued focus on cost control resulting in EBITDA 23% ahead of prior year, or 9% ahead on a like-for-like basis.

Outdoor Living Solutions
Nine-month sales were 20% ahead of 2022, supported by good commercial progress, solid underlying demand and a strong contribution from the Barrette Outdoor Living acquisition. Like-for-like sales were 2% ahead of prior year.

Building & Infrastructure Solutions
Nine-month sales were 7% ahead of 2022 benefiting from strong commercial management, positive underlying demand in the water, telecommunications and energy utility markets and good contributions from recent acquisitions. Nine-month like-for-like sales were in line with 2022.

Europe Materials Solutions

Sales in Europe Materials Solutions for the nine months were 6% ahead of the equivalent period in 2022, or 5% ahead on a like-for-like basis, reflecting continued pricing progress which more than offset the impact of lower activity levels due to subdued residential demand. Nine-month EBITDA was 20% ahead of 2022, or 17% ahead on a like-for-like basis, as a result of strong commercial management, operational excellence initiatives and cost saving actions which mitigated the impact of cost inflation.

Essential Materials
Nine-month sales were 9% ahead of 2022, primarily driven by good commercial management across all markets. Activity levels were impacted by unfavourable weather earlier in the year in Central Europe and subdued new-build residential demand amid higher interest rates.

Road Solutions
Despite the impact of adverse weather in the first half of the year and subdued market demand in the UK and Finland, strong pricing progress across all key markets resulted in total sales for the nine months 3% ahead of the same period in 2022.

Europe Building Solutions

Overall sales in Europe Building Solutions for the nine-month period were 1% ahead of prior year but 5% behind on a like-for-like basis, primarily due to subdued new-build residential activity. Infrastructure and non-residential demand was resilient, but slower residential markets resulted in EBITDA 16% behind prior year.

Outdoor Living Solutions
Like-for-like sales were in line with prior year as softening demand in key markets and the impact of unfavourable weather earlier in the year were offset by robust public sector order books in the Netherlands and Belgium.

Building & Infrastructure Solutions
Infrastructure Products experienced strong sales growth over the nine-month period due to good demand in both non-residential and infrastructure markets in our Australian businesses supported by strong commercial progress in Europe. Demand for Precast Products and Construction Accessories was impacted by slower new-build residential activity across most countries. Nine-month like-for-like sales in Building & Infrastructure Solutions were 7% behind 2022.

Profit Before Tax Outlook

We expect full-year depreciation and amortisation to be slightly higher than prior year (2022: $1.7 billion) due to the impact of acquisitions.

The Group's share of profits from equity accounted entities is expected to be in line with 2022, while profit from non-current asset disposals in 2023 is expected to be ahead of prior year.

Net finance costs are expected to be lower than prior year (2022: $376 million) primarily due to higher interest income.

Taking each of these items into account together with our EBITDA expectations, we expect full-year profit before tax to be well ahead of 2022 (2022: $3.5 billion).

Balance Sheet Expectations

Reflecting our year-to-date acquisition spend, increased capital expenditure and the Group's ongoing share buyback program, year-end net debt is expected to be c.$7.0 billion (2022: $5.1 billion). Considering our full-year EBITDA guidance and our continued strong cash generation, our year-end net debt to EBITDA ratio is expected to be c.1.1x (2022: 0.9x).

Capital Allocation

The Group completed the most recent tranche of its increased share buyback program in September, bringing total cash returned to shareholders under our ongoing share buyback program to c.$6 billion since its commencement in May 2018. As announced on 25 September 2023, the Group continued its share buyback program with a further tranche of $1 billion to be completed no later than 20 December 2023, reflecting our strong financial position and commitment to returning cash to shareholders. This $1 billion tranche is the third stage of the wider $3 billion program announced on 2 March 2023.

Consistent with our progressive dividend policy and strong financial position, the Board has decided to accelerate the payment of the 2023 dividend by distributing a second interim dividend of $1.08 per Ordinary Share. The second interim dividend payment will be in lieu of a final dividend, resulting in a full-year dividend per share of $1.33 for 2023 and representing a 5% increase compared to prior year. The dividend, which will be paid wholly in cash, will be paid on 17 January 2024 to shareholders registered at the close of business on 15 December 2023. The ex-dividend date will be 14 December 2023. Commencing in Q1 2024, the Group intends to transition to quarterly dividends with more equally distributed payments.

Development Activity

2023 Acquisitions
The Group completed sixteen acquisitions year-to-date for a total consideration of $0.7 billion, the largest of which was the acquisition by Americas Building Solutions of Hydro International, a leading provider of stormwater products, wastewater treatment products, wastewater services, and data solutions.

As announced on 21 November 2023, the Group has reached an agreement to acquire an attractive portfolio of cement and readymixed concrete assets in Texas, USA (the "Assets") for a total consideration of $2.1bn. The combined portfolio of assets is expected to generate proforma 2023 EBITDA of approximately $170 million. The Assets comprise a 2.1mt capacity cement plant located between San Antonio and Austin, a network of terminals along the eastern gulf coast of Texas and a portfolio of 20 readymixed concrete plants with annual shipments of c.1.6m cubic yards serving the Austin and San Antonio markets. The proposed transaction is subject to regulatory approval and is expected to complete in H1 2024.

The acquisition of high-quality materials assets in Texas further strengthens our market leading position in the state and increases our exposure to attractive, high-growth markets. Our ability to leverage our cement expertise and technical capabilities will enable us to enhance and optimize our existing footprint in Texas, resulting in significant synergies and self-supply opportunities. We also believe there is significant potential to unlock additional growth opportunities across an expanded footprint in this attractive growth market.

2023 Divestments and Disposals
During the first nine months of 2023, the Group realised proceeds of $64 million from the disposal of surplus property, plant and equipment and other non-current assets. There were no business divestments completed during the period.

Transition to US GAAP

Following the successful transition of our primary listing to the New York Stock Exchange on 25 September, CRH will transition to US GAAP reporting. We expect to file our full-year 2023 results under US GAAP on form 10-K together with an IFRS to US GAAP reconciliation on 29 February 2024. Quarterly reporting on form 10-Q will commence in May 2024.

Financial restatements under US GAAP for full-year 2021 and 2022, including IFRS to US GAAP reconciliations, will be published in advance of our full-year 2023 results.

CRH plc will host an analysts' conference call at 13:00 GMT / 08:00 EST on Tuesday, 21 November 2023 to discuss the Earnings Update. Registration for this call can be made here. A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Albert Manifold    Chief Executive
Jim Mintern Chief Financial Officer
Frank Heisterkamp    Director of Capital Markets & ESG
Tom Holmes     Head of Investor Relations

About CRH

CRH (NYSE: CRH, LSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 operating locations in 29 countries, CRH has market leadership positions in both North America and Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. A Fortune 500 company, CRH's shares are listed on the NYSE and LSE.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

Timetable for the Second Interim Dividend

The timetable for payment of the Second Interim Dividend of $1.08 per share is as follows:

Ex-dividend Date……… 14 December 2023
Record Date  15 December 2023
Payment Date  . 17 January 2024

The default payment currency is US Dollar for shareholders who hold their Ordinary Shares through a Depository Trust Company ("DTC") participant. It is also US Dollars for shareholders holding their Ordinary Shares in registered form, unless a currency election has been registered with CRH's Transfer Agent, Computershare Trust Company N.A. by 5.00 p.m. (EST) / 10.00 p.m. (GMT) on 14 December 2023.

The default payment currency for shareholders holding their Ordinary Shares in the form of Depository Interests is euro. Such shareholders can elect to receive the dividend in US Dollar or Pounds Sterling by providing their instructions to the Company's Depositary Interest provider, Computershare Investor Services plc, by 5.00 p.m. (GMT) on 18 December 2023.

Disclaimer / Forward-Looking Statements

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company") and its subsidiaries (collectively, "CRH" or the "Group") are providing the following cautionary statement.

This document contains statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

In particular, the following, among other statements, are all forward looking in nature: plans and expectations regarding demand outlook, growth and other macroeconomic trends in CRH's markets, government funding initiatives and priorities, pricing trends, costs and weather patterns; plans and expectations regarding business strategy, value creation and growth opportunities, including in relation to CRH's acquisition strategy, acquisition opportunities, the integration of acquired assets and businesses and the timing for completion of and expected benefits from the Group's acquisition of cement and readymixed concrete assets in Texas, United States; plans and expectations regarding cash returns for shareholders, including the amount, timing and frequency of dividends and share buybacks; plans and expectations regarding CRH's financial capacity, balance sheet, sales growth, EBITDA, cash flow, margins, profits and profit before tax, debt and net debt, costs and expenses, depreciation and amortization and capital allocation; plans and expectations regarding the anticipated benefits of CRH's transition to a US primary listing and domestic company reporting; plans and expectations regarding the implementation of CRH's transition to US GAAP and the timing of publication of CRH's financial results or presentations related thereto; plans and expectations regarding CRH's decarbonization target and delivery of sustainable solutions and products; and expectations regarding the strategic risks and uncertainties facing CRH.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions, including market turbulence, high interest rates, inflation, price volatility and/or labor and materials shortages, in various countries and regions where we operate; the pace of growth in the sectors in which we operate; demand for infrastructure, residential and non-residential construction and our products in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations, including in relation to climate change and sustainability; the impact of unfavorable weather, including due to climate change; our ability to successfully develop and integrate sustainable solutions into our business and investor and/or consumer sentiment regarding the importance of sustainable practices and products; approval or allocation of funding for infrastructure programs; adverse political developments in various countries and regions, including acts of terrorism or war, such as the ongoing geopolitical conflicts in Ukraine and the Middle East; failure to complete or successfully integrate acquisitions or make timely divestments; indirect and direct effects of the COVID-19 pandemic; privacy and protection of sensitive data failures, cyber-attacks, sabotage or other incidents and their direct or indirect effects on our business; and exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks, including due to product failures. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties" in CRH's Report on Form 6-K regarding the results for the six-month period ended June 30, 2023 as filed with the US Securities and Exchange Commission (the "SEC"), as well as "Principal Risks and Uncertainties (Risk Factors)" in the Company's 2022 Annual Report on Form 20-F as filed with the SEC.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 November 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary